                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   51job, Inc.
                                (Name of Issuer)

                                  Common Shares
         including American Depositary Shares representing Common Shares
                         (Title of Class of Securities)

                                    316827104
                                 (CUSIP Number)

                                    Rick Yan
                            21st Floor, Wen Xin Plaza
                                755 Wei Hai Road
                                 Shanghai 200041
                           People's Republic of China
                             Tel: +(86-21) 3201-4888
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 5, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                       (Continued on the following pages)


                              (Page 1 of 11 Pages)

CUSIP No. 316827104                                           Page 2 of 11 Pages


--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Rick Yan

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Hong Kong SAR, People's Republic of China

--------------------------------------------------------------------------------

CUSIP No. 316827104                                           Page 3 of 11 Pages


--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    16,491,818

               -----------------------------------------------------------------
               8.   Shared Voting Power
  Number of
    Shares          N/A
Beneficially
  Owned by     -----------------------------------------------------------------
    Each       9.   Sole Dispositive Power
  Reporting
 Person With        16,491,818

               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    N/A

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     16,491,818

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     29.8%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN

--------------------------------------------------------------------------------

CUSIP No. 316827104                                           Page 4 of 11 Pages


ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to common shares, par value $0.0001 per share ("Common Shares"), of 51job, Inc. (the "Issuer"), including Common Shares represented by American depositary shares ("ADSs"). Each ADS represents two Common Shares. ADSs are traded on the Nasdaq Global Market under the symbol "JOBS." The Issuer's principal executive offices are located at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People's Republic of China.

ITEM 2. IDENTITY AND BACKGROUND

(a)  This Schedule 13D is being filed by Rick Yan (the "Reporting Person")

(b) The business address of the Reporting Person is 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People's Republic of China.

(c) The present principal occupation of the Reporting Person is Chief Executive Officer and President of the Issuer. The Issuer's principal business is the provision of human resource services. The Issuer's principal executive offices are located at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People's Republic of China.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Hong Kong SAR, People's Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (i) 1,070,000 Common Shares, in the form of ADS, were purchased by the Reporting Person in a series of open market purchases using personal funds totaling $7,730,504.94.

     (ii) 565,600 Common Shares were purchased by the Reporting Person in a private sale using personal funds of $4,185,440.

CUSIP No. 316827104                                           Page 5 of 11 Pages


ITEM 4. PURPOSE OF TRANSACTION

     The Common Shares subject to this filing, including Common Shares in the form of ADS, were purchased for investment purposes. The Reporting Person may purchase from time to time in the open market additional Common Shares in the form of ADSs subject to the Issuer's insider trading policy, relevant securities laws and regulations, market conditions and the availability of personal funds and other investment opportunities. Over the three-year period beginning on June 8, 2006, the Reporting Person may also exercise his right under a stock purchase agreement with Recruit Co., Ltd., described in further detail in Item 6 of this
Schedule 13D, to require Recruit in one or more transactions to acquire up to 3,045,703 Common Shares from the Reporting Person. If, as of the end of this three-year period, Recruit has not acquired all of the additional 3,045,703 Common Shares through exercise of the Reporting Person's rights, Recruit has the right and obligation to purchase the remaining shares from the Reporting Person.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 16,491,818 Common Shares, constituting 29.8% of the issued and outstanding share capital of the Issuer based on information reported by the Issuer on its Form 6-K filed with the Securities and Exchange Commission on August 8, 2006.

(b) The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of all 16,491,818 Common Shares beneficially owned by the Reporting Person.

(c) (i) 1,070,000 Common Shares, in the form of ADS, were purchased by the Reporting Person in a series of open market purchases, as follows:

                                       COMMON SHARES                    EQUIVALENT
                     NUMBER OF ADSS   REPRESENTED BY                     PRICE PER
TRANSACTION DATE        PURCHASED     ADSS PURCHASED   PRICE PER ADS   COMMON SHARE
----------------     --------------   --------------   -------------   ------------
   August 14, 2006       10,000           20,000          13.9782          6.9891
   August 14, 2006       10,000           20,000          14.1000          7.0500
   August 14, 2006       10,000           20,000          14.1000          7.0500
   August 14, 2006       10,000           20,000          14.1000          7.0500
   August 15, 2006       10,000           20,000          14.1392          7.0696
   August 15, 2006       10,000           20,000          14.1377          7.0689
   August 15, 2006       10,000           20,000          14.0638          7.0319
   August 15, 2006       10,000           20,000          14.1300          7.0650
   August 16, 2006       11,000           22,000          14.4238          7.2119
   August 16, 2006       10,000           20,000          14.3379          7.1690
   August 16, 2006       10,000           20,000          14.1683          7.0842
   August 16, 2006       10,000           20,000          14.0755          7.0378
   August 21, 2006        5,000           10,000          14.6056          7.3028
   August 21, 2006        5,000           10,000          14.5986          7.2993
   August 21, 2006       10,000           20,000          14.5476          7.2738
   August 21, 2006        5,000           10,000          14.6000          7.3000
   August 21, 2006        5,000           10,000          14.5733          7.2867

CUSIP No. 316827104                                           Page 6 of 11 Pages


   August 22, 2006        4,200            8,400          14.6807          7.3404
   August 30, 2006        5,000           10,000          14.8000          7.4000
   August 30, 2006        5,000           10,000          14.9986          7.4993
   August 30, 2006        5,000           10,000          14.7841          7.3921
   August 30, 2006        5,000           10,000          15.0000          7.5000
   August 30, 2006        5,000           10,000          14.9864          7.4932
   August 30, 2006        5,000           10,000          14.8000          7.4000
   August 30, 2006       10,000           20,000          14.8094          7.4047
   August 30, 2006        5,000           10,000          14.8686          7.4343
   August 30, 2006        5,000           10,000          14.8000          7.4000
   August 30, 2006        3,000            6,000          14.7986          7.3993
   August 30, 2006       10,000           20,000          14.8118          7.4059
 September 1, 2006       10,000           20,000          14.7279          7.3640
 September 5, 2006       10,000           20,000          14.8485          7.4243
 September 5, 2006       10,000           20,000          14.8000          7.4000
 September 5, 2006       30,000           60,000          14.7799          7.3900
 September 5, 2006       10,000           20,000          14.8000          7.4000
 September 6, 2006       38,000           76,000          14.4900          7.2450
 September 6, 2006       25,000           50,000          14.5200          7.2600
 September 7, 2006       15,000           30,000          14.3200          7.1600
 September 7, 2006       15,000           30,000          14.4300          7.2150
 September 7, 2006       18,000           36,000          14.5000          7.2500
 September 8, 2006       10,000           20,000          14.2300          7.1150
 September 8, 2006       28,000           56,000          14.2800          7.1400
September 11, 2006        8,000           16,000          14.2000          7.1000
September 11, 2006        6,000           12,000          14.1500          7.0750
September 11, 2006        6,000           12,000          14.1300          7.0650
September 11, 2006        6,000           12,000          14.2000          7.1000
September 11, 2006       10,000           20,000          14.1400          7.0700
September 12, 2006       24,800           49,600          14.2900          7.1450
September 12, 2006       10,000           20,000          14.5500          7.2750
September 13, 2006       25,000           50,000          14.5000          7.2500

     (ii) 565,600 Common Shares were purchased by the Reporting Person in a private sale from Wang Tao pursuant to a share purchase agreement, dated as of August 31, 2006, between Wang Tao and RY Holdings Inc. Pursuant to the share purchase agreement, the Reporting Person acquired 565,600 Common Shares from Wang Tao on August 31, 2006 at a price of $7.40 per Common Share, equivalent to $14.80 per ADS, the closing price of the ADSs on August 30, 2006.

(d)  Not applicable.

(e)  Not applicable.

CUSIP No. 316827104                                           Page 7 of 11 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     WANG TAO SHARE PURCHASE AGREEMENT. Pursuant to a share purchase agreement, dated as of August 31, 2006, between Wang Tao, who is not a U.S. Person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended), and RY Holdings Inc., the Reporting Person acquired in a private sale 565,600 Common Shares from Wang Tao at a price of $7.40 per Common Share, equivalent to $14.80 per ADS, the closing price of the ADSs on August 30, 2006. References to and descriptions of the share purchase agreement set forth in this Item 6 are qualified in their entirely by reference to the full text of the agreement, which is attached as Exhibit 99.1 to this Schedule 13D.

     RECRUIT STOCK PURCHASE AGREEMENT. On April 5, 2006, certain selling shareholders, including the Reporting Person, entered into a stock purchase agreement with Recruit Co., Ltd. ("Recruit"), pursuant to which Recruit acquired a total of 8,452,918 Common Shares of the Issuer from the selling shareholders, including 2,520,082 Common Shares from the Reporting Person, at a purchase price of $13.00 per Common Share (the equivalent of $26.00 per ADS) in a transaction which closed on April 18, 2006.

     Under the terms of the stock purchase agreement, over a three-year period commencing on June 8, 2006, the selling shareholders have the option to require Recruit in one or more transactions to acquire up to an additional 14,862,313 Common Shares, including 3,045,703 Common Shares from the Reporting Person. If, as of the end of this three-year period (the "Purchase Period"), Recruit has not acquired all of the additional 14,862,313 Common Shares through exercise of the selling shareholders' rights, Recruit has the right and obligation to purchase the remaining shares from the selling shareholders. The number of shares that Recruit has the right and obligation to purchase at such time will be reduced by the number of shares, if any, that are offered to Recruit during the Purchase Period pursuant to Recruit's right of first refusal under the stock purchase agreement. The per share price to be paid in connection with exercise of the selling shareholders' rights, and the final purchase at the end of the Purchase Period, if any, will be in the range of $13.00 and $25.50 per Common Share, subject to adjustments in certain cases.

     The stock purchase agreement includes additional agreements between Recruit and the selling shareholders, including the following:

          - each selling shareholder agreed to use its commercially reasonable best efforts in cooperating with Recruit to have a representative of Recruit nominated to stand for election to the Issuer's board of directors and to vote its shares in favor of the election of such nominee at any meeting of the board of directors or shareholders of the Issuer;

CUSIP No. 316827104                                           Page 8 of 11 Pages


          - Recruit agreed that, through the end of the Purchase Period, neither Recruit nor any of its affiliates would, without the prior consent of the Issuer, directly or indirectly, acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities of the Issuer, provided that if the Issuer issues additional shares of stock (other than to Recruit), Recruit may purchase up to a number of shares equal to 40% of the shares newly issued by the Company; and

          - Recruit agreed not to sell or otherwise transfer any interest in shares purchased under the stock purchase agreement for one year following the date of the purchase of the shares.

     In addition, pursuant to an assignment agreement, dated as of April 18, 2006, among Recruit and the selling shareholders, each selling shareholder, including the Reporting Person, assigned to Recruit its registration rights under the investor rights agreement executed between the Issuer and such selling shareholder, and all other registration rights held by such selling shareholder, with respect to its shares sold, or to be sold, to Recruit.

     References to and descriptions of the stock purchase agreement and the assignment agreement set forth in this Item 6 are qualified in their entirely by reference to the full text of these agreements, which are attached as Exhibit
99.2 and Exhibit 99.3 to this Schedule 13D.

     51JOB 2000 STOCK OPTION PLAN. The Reporting Person is eligible to acquire Common Shares through the exercise of options granted under the Issuer's 2000 Stock Option Plan. As of the date of this Schedule 13D, the Reporting Person holds options to acquire a total of 321,600 Common Shares, of which options to acquire 60,300 Common Shares are exercisable within 60 days of the date of this
Schedule 13D.

     Under the Issuer's 2000 Stock Option Plan, the Issuer's directors, officers and other employees and consultants are eligible to acquire Common Shares under options. The total number of authorized shares reserved under the plan is 5,530,578 Common Shares. The plan has a term of ten years but may be terminated earlier by our board of directors.

     The compensation committee of the Issuer's board of directors administers the plan. Subject to the provisions of the plan and, in the case of a committee, the specific duties delegated by the board of directors to such committee, and subject to the approval of any relevant authorities, the board of directors or the committee so appointed has the authority in its discretion to determine, among other things, the fair market value of the common shares, select optionees, determine the number of common shares to be covered by each award granted under the plan, and the terms and conditions of any options or stock purchase rights granted under the plan.

CUSIP No. 316827104                                           Page 9 of 11 Pages


     Stock options granted under the plan become exercisable at a rate of not less than 20% per year over five years from the date of the option grant. In the event of the termination of service of an optionee, the unvested portion of a stock option is forfeited and the vested portion terminates within the period of time as specified in the option agreement and, in the absence of a specified time in the option agreement, within twelve months following the optionee's termination in the case of the optionee's disability or death, and three months following the optionee's termination in all other cases.

     In the event of a merger of Issuer, each outstanding stock option may be assumed or an equivalent option or right may be substituted by the successor corporation. In the event the successor corporation refuses to assume or substitute for the stock option, the outstanding stock options will automatically vest and become exercisable for a period of 15 days, after which the stock options will terminate.

     References to and descriptions of the 2000 Stock Option Plan set forth in this Item 6 are qualified in their entirely by reference to the full text of the plan, which is attached as Exhibit 99.4 to this Schedule 13D.

     INVESTOR RIGHTS AGREEMENT. The Reporting Person is entitled to registration rights under an investor rights agreement, dated as of June 5, 2000, between the Issuer, the Reporting Person, three other founders of the Issuer, and certain holders of Series A preference shares whose shares were converted into Common shares at the time of the Issuer's initial public offering. The Reporting Person's shares subject to these registration rights, or registrable securities, consist of the Common Shares held by the Reporting Person at the time of the Issuer's initial public offering and any Common Shares issued or issuable to the Reporting Person since such time, including, but not limited to, Common Shares underlying stock options and Common Shares issued upon any stock split, stock dividend, recapitalization or similar event. As of the date of this
Schedule 13D, the Reporting Person holds registration rights with regard to 15,117,518 Common Shares, including 321,600 Common Shares underlying stock options.

     Under the terms of the investor rights agreement, the Issuer is required to effect various types of registrations under the Securities Act of 1933 upon receiving the request of the holders of a certain percentage of the registrable securities, subject to the anticipated net offering price per share and aggregate proceeds exceeding certain levels. The Issuer's obligations to effect such registrations are further subject to certain exceptions and limitations, including if the registrable securities may otherwise be freely sold without registration. The holders of registrable securities also have the right to participate in registrations that the Issuer effects on its own behalf. The Issuer is generally required to bear the expenses of all such registrations, except underwriting discounts and commissions. The Issuer has also agreed to indemnify the holders of registration rights in connection with the inclusion of their Common Shares in any registration.

     References to and descriptions of the investor rights agreement and amendment set forth in this Item 6 are qualified in their entirely by reference to the full text of the agreement, which is attached as Exhibit 99.5 to this
Schedule 13D.

CUSIP No. 316827104                                          Page 10 of 11 Pages


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     99.1 Share Purchase Agreement, dated as of August 31, 2006, between Wang Tao and the Reporting Person.

     99.2 Stock Purchase Agreement, dated as of April 5, 2006, among Recruit Co., Ltd., the Reporting Person and the other Sellers named therein.

     99.3 Assignment Agreement, dated as of April 18, 2006, among Recruit Co., Ltd., the Reporting Person and the other Sellers named therein.

     99.4 2000 Stock Option Plan of the Issuer.

     99.5 Investor Rights Agreement, dated as of June 5, 2000, between the Issuer, the Reporting Person and other persons named therein.

CUSIP No. 316827104                                          Page 11 of 11 Pages


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2006
Date


/s/ Rick Yan
----------------------------------------
Signature

Rick Yan
Name/Title